SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 333-09470
_____________________________________

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO HOLDING COMPANY
(Translation of Registrant’s name into English)

Av. Doutor Chucri Zaidan, 860
04583-110—São Paulo, SP, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

VIVO PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.
Notice to the Market dated July 20, 2009 regarding SEC declaration of effectiveness of the Form F-4 regarding the merger of shares of Telemig Celular S.A. into Telemig Celular Participações S.A., and of Telemig Celular Participações S.A. into Vivo Participações S.A.

VIVO PARTICIPAÇÕES S.A.
Publicly traded company
Taxpayer nr. 02.558.074/0001-73 - Commercial Registry 35.3.0015879-2

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly traded company
Taxpayer nr. 02.558.118/0001-65 - Commercial Registry 31.3.0002535-7

TELEMIG CELULAR S.A.
Publicly traded company
Taxpayer nr. 02.320.739/0001-06 - Commercial Registry 31.3.0001299-9

Notice to the Market

Vivo Participações S.A. (“Vivo Part”), Telemig Celular Participações S.A. (“TCP”) and Telemig Celular S.A. (“TC”) hereby inform the shareholders that on July 20, 2009, the Securities Exchange Commission declared the Form F-4 effective. Shareholders may find the electronic Form F-4 in the following website www.vivo.com.br/ir ..

The next step will be the approval of the merger of shares of TC into TCP and TCP into Vivo Part in the Extraordinary General Meetings to be held on July 27, 2009.

São Paulo, July 20, 2009.

Ernesto Gardelliano

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVO PARTICIPAÇÕES S.A.

Date:	July 20, 2009	By:	/s/ Ernesto Gardelliano
			Name:	Ernesto Gardelliano
			Title:	Investor Relations Officer